MCF Corporation

601 Montgomery, 18th Floor

San Francisco, CA 94111

October 2, 2003

VIA EDGARLINK TRANSMISSION

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 0408

Washington, D.C. 20549

ATTN: Todd Schiffman, Assistant Director

RE: MCF Corporation Registration Statement on Form S-3, File No. 333-96605 (the “2002 Registration Statement”)

Ladies and Gentlemen:

On behalf of MCF Corporation (the “Company”), I hereby respectfully request the above-referenced 2002 Registration Statement, originally filed with the Commission on July 17, 2002 and amended on August 1, 2002, be withdrawn, together with all exhibits, amendments and supplements thereto, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, with such application to be approved effective as of the date hereof or at the earliest practicable date thereafter. The Company is requesting withdrawal of the 2002 Registration Statement because all of the securities registered by it are included in the Company’s Registration Statement on From S-3, File No. 333-106831, declared effective on October 1, 2003 (the “2003 Registration Statement”). The 2003 Registration Statement registers additional securities as well as those registered on the 2002 Registration Statement. The company wishes to avoid possible confusion in delivery of the correct prospectuses by selling stockholders. No securities have been sold in the offering covered by the 2002 Registration Statement.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available.

If you have any questions regarding this application, please do not hesitate to contact the undersigned at (415) 248-5634 or, in his absence, Michael C. Doran, outside counsel, at (650) 812-3473.

Very truly yours,

/s/ CHRISTOPHER AGUILAR

Christopher Aguilar General Counsel MCF Corporation

cc:	Jessica Livingston